UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



07005749

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47830

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LaBrunerie Financial Services, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

601 W. Nifong, Suite 3B
(No. and Street)

Columbia (City) MO (State) 65203 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

James L. Gordon, CPA, PA
(Name – *if individual, state last, first, middle name*)

727 Poyntz Avenue (Address) Manhattan (City) KS (State) 66502 (Zip Code)

PROCESSED
APR 1 1 2007
THOMSON FINANCIAL



CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Fred BaBrunerie, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LaBrunerie Financial Services, Inc., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

KRISTI LEA GORLINSKY
Notary Public - Notary Seal
STATE OF MISSOURI
Commissioned for Boone County
My Commission Expires: July 7, 2007

Signature

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition. (Balance Sheet)
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. (Cash Flows)
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3. (Exempt)
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3. (Note E)
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3. (Exempt)
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

James L. Gordon, C.P.A., P.A.

Commerce Bank Tower – 727 Poyntz Ave. Manhattan, KS 66502 Telephone 785/537-0190 FAX 785/537-0158

INDEPENDENT AUDITORS' REPORT

Board of Directors
LaBrunerie Financial Services, Inc.
601 W Nifong, Suite 3B
Columbia, Missouri

I have audited the accompanying balance sheet of LaBrunerie Financial Services, Inc. (an S-corporation) as of December 31, 2006 and the related statement of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of LaBrunerie Financial Services, Inc. as of December 31, 2006 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the Unites States of America.

My audit was conducted for the purpose of forming an opinion of the basic financial statements taken as a whole. The information contained on pages 9-13 of my report is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934 and NASD Rule 3011. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



James L. Gordon, C.P.A., P.A.
Manhattan, Kansas
February 26, 2007

LaBrunerie Financial Services, Inc.

BALANCE SHEET

December 31, 2006

ASSETS

CURRENT ASSETS	
Cash in bank	$ 26,022
Commissions receivable	18,267
	44,289
OTHER ASSETS	
Available for sale investments--Note C	90,000
PLANT AND EQUIPMENT	
Leasehold Improvements	10,658
Office furniture	32,276
	42,934
Less accumulated depreciation	9,517
	33,417
TOTAL ASSETS	$167,706

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITES	
Commissions payable	$ 9,134
Due to shareholder	4,401
Accrued payroll taxes	4,013
	17,548
STOCKHOLDERS' EQUITY	
Common stock, $1 par value; 30,000 shares authorized, 3,000 shares issued	3,000
Paid in capital	69,130
Retained earnings	72,206
Accumulated other comprehensive gain	5,822
	150,158
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$167,706

See accompanying notes to financial statements.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3 - Cont'd

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including control activities for safeguarding securities that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objective referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and my study I believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC and other regulatory agencies that rely on Rule 17-a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



James L. Gordon, C.P.A., P.A.
Manhattan, Kansas
February 26, 2007



James L. Gordon, C.P.A., P.A.

Commerce Bank Tower – 727 Poyntz Ave. Manhattan, KS 66502 Telephone 785/537-0190 FAX 785/537-0158

INDEPENDENT AUDITOR'S REPORT ON AML COMPLIANCE REQUIRED BY THE PATRIOT ACT AND NASD RULE 3011

Board of Directors
LaBrunerie Financial Services, Inc.
601 W Nifong, Suite 3B
Columbia, Missouri

I have audited, in accordance with auditing standards generally accepted in the United States of America, the financial statements and supplemental schedules of LaBrunerie Financial Services, Inc. as of December 31, 2006 and have issued my report thereon dated February 26, 2007

In planning and performing my audit of the financial statements and supplemental schedules of LaBrunerie Financial Services, Inc. for the year ended December 31, 2006, I also considered its policies and procedures regarding compliance with the provisions of the Patriot Act.

Also, as required by NASD Rule 3011, I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in NASD Rule 3011. These included:

- The establishment and implementation of policies and procedures that can be reasonably expected to detect and cause the reporting of suspicious transactions;
- The establishment and implementation of policies, procedures, and internal controls reasonably designed to achieve compliance with the Bank Secrecy Act and implementing regulations;
- The designation of an individual responsible for implementing and monitoring the day-to-day operations and internal controls of the program;
- The provision for ongoing training of appropriate personnel.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the NASD's above mentioned objectives.

Because of inherent limitations in internal control or the practices and procedures referred to above, it is possible that money laundering may occur and not be detected.

INDEPENDENT AUDITOR'S REPORT ON AML COMPLIANCE REQUIRED BY THE PATRIOT ACT AND NASD RULE 3011 - Cont'd

My consideration of these practices and procedures would not necessarily disclose all matters in respect to anti-money laundering that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of specific internal control components does not reduce to a relatively low level the risk that money laundering may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions.

I understand that practices and procedures that accomplish the objective referred to in the second and third paragraphs of this report are considered by the NASD to be adequate for its purposes in complying with the Patriot Act, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and my study I believe that the Company's practices and procedures, except as discussed in the preceding paragraph, were adequate at December 31, 2006 to meet the NASD's objectives.

This report is intended solely for the information and use of management, the SEC and other regulatory agencies that rely on Rule 17-a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



James L. Gordon, C.P.A., P.A.
Manhattan, Kansas
February 26, 2007

END

